INDOSAT SUBMITS AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009

4Q 2009 Revenue growth of 11% on the back of strong operational results

Jakarta, 24 March 2010: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT:NYSE) today announced that the Company has filed with the appropriate capital market authorities its audited financial results for the year ended 31 December 2009. Indosat plans to conduct a conference call with analysts and investors on March 29th 2010. A full review of these results is available on the Company’s website at www.indosat.com.

For the twelve months ended 31 December 2009, the Company recorded a slight decline of 1.4% in consolidated operating revenue to Rp18.39 trillion, with an EBITDA* margin of 48%. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 76%, 15% and 9% respectively to the Company’s consolidated operating revenue.

On a quarterly basis, the Company added a net 4.4 million cellular customers, which contributed to an increase in quarterly cellular revenue of over 12% in 4Q 2009.

Commenting on the results Mr. Harry Sasongko, President Director and CEO of Indosat said:

“This has been a year of transformation and change for Indosat. As we review our performance it is clear that the company has recently been emboldened by the marked shift in strategy, organizational change and focus. The recovery in operational and financial measures, which began in 3Q 2009, has been driven by our balanced approach to a value based strategy – as seen by the quarterly increases of 12% in cellular revenues and of 16% in fixed data revenues in 4Q 2009. As a fully integrated telecommunications operator, Indosat is superbly positioned to leverage its scale and breadth of services as the industry and consumers demand increasingly advanced and complex solutions. We firmly believe in the strengths of our business, our people and our ability to out-pace industry growth.”

On a year-on-year basis, cellular revenues decreased by 1.8% to Rp13.93 trillion as a result of a clean-up of the pre-paid subscriber records in the first half of 2009. Fixed data revenue decreased by 0.5% while fixed voice revenue decreased by 0.1%.

Operating expenses increased by 9.0% for the 12 months ended 31 December 2009 as a result of higher depreciation and amortization charges, government levies and site and rental costs.

Description	FY 2008	FY 2009	% Change
Operating Revenue (IDRbn)	18,659.1	18,393.0	-1.4
Operating Expenses (IDRbn)	13,925.9	15,180.0	9.0
Operating Income (IDRbn)	4,733.3	3,213.0	-32.1
Other Income (Expenses) (IDRbn)	(2,408.2)	(981.0)	-59.3
Net Income (IDRbn)	1,878.5	1,498.2	-20.2
EBITDA* (IDRbn)	9,289.2	8,774.4	-5.5
EBITDA Margin (%)	49.8	47.7	-2.1
Total Debt (IDRbn)	21,756.7	25,474.4	17.1

Description	FY 2008	FY 2009	% Change
Cellular subscribers (million)	36.5	33.1	-9.3
ARPU Cellular (Rupiah)	38,639	37,330	-3.4
FWA subscribers (thousand)	761.6	594.1	-22.0
ARPU FWA (Rupiah)	22,858	28,402	24.3
BTS (2G and 3G)**	13,662	16,353	19.7

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

**Previously, newly-built or newly-acquired BTSs which are not yet in operation were included in the number of owned BTSs reported by the Company (the “Prior Computation”).  Going forward, the Company intends to include newly-built or newly-acquired BTSs in the number of owned BTSs in its reports only when such BTSs are actually put in operation (the “New Computation”).  Under the New Computation included above, the Company owned 13,662 and 16,353 BTSs as of December 31, 2008 and 2009, respectively.  Under the Prior Computation, the Company would have reported that it owned 14,162 and 16,804 BTSs for the same periods.

About Indosat

PT Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular services (Mentari, Matrix and IM3), Fixed Telecommunication Services or Fixed Voice Services (which are IID 001 , IID 008 and Flat Call 016, fixed wireless services which are StarOne and Indosat Phone). Indosat also provide fixed data (MIDI), Multimedia services with its subsidiary companies Indosat Mega Media (IM2) and Lintasarta, Indosat was also a pioneer in introducing wireless broadband services using 3.5 G with HSDPA technology, postpaid and prepaid. The Company successfully attained a dual listing for its shares in 1994 and today the Company’s Ordinary Shares are listed on the Indonesia Stock Exchange (IDX: ISAT) with American Depository Shares also listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.